March 26, 2010

BY FAX AND U.S. MAIL

Robin S. Yonis
Vice President and General Counsel
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

      Re: **Pacific Select Fund**
              Form N-1A, Post-Effective Amendment No. 79
              <u>File Nos. 033-13954; 811-05141</u>

Dear Ms. Yonis:

We have reviewed the above-referenced post-effective amendment (PEA) which the Commission received on February 9, 2010. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the PEA.

Comments:

1. Cover Page – Please consider removing the references to the Pacific Corinthian contracts and Policy # 87-51 as they are not relevant to most shareholders and disclosure as to the availability of the funds is described in the first paragraph of the prospectus.

2. Common Summary Section Comments:

   a. Please remove the phrase "Summary Prospectus" from the first page of each summary section. The statutory prospectus (including its summary section) is distinct from the summary prospectus, which is a rule 498 concept and subject to differing disclosure requirements.

   b. Please remove the second sentence of the Fees and Expenses narrative as such language is not explicitly required or permitted by the form. <u>See</u> General Instr. C(3)(b) of Form N-1A. Please also revise the first sentence of the narrative to more closely match the language used in the form.

   c. Please revise the captions in the Fees and Expense Table to match the captions prescribed in the form because using standard terms enhances comparability between funds.

d. Please remove the footnote to the Fees and Expenses section which describes certain breakpoint discounts because the disclosure is not required or permitted by the Form. Such disclosure could be included in Item 10(a)(1)(ii).

e. Please move the narrative disclosure immediately following the expense example so that it precedes the expense example.

f. Please revise the section heading "Principal Investments & Strategies" to read "Principal Investment Strategies" as this would more closely follow the form requirements.

g. In the Principal Strategies section, when first describing securities that are non-investment grade, please include as a parenthetical that these instruments are sometimes called "junk".

h. Some of the Principal Strategies and Principal Risks (item 4) disclosures are lengthy. (see, e.g., Principal Strategies section of the Diversified Bond Portfolio and the Principal Risks section of the Inflation Managed Portfolio.) Responses to this item may only include a *summary* of the principal risks based on the information given in response to Item 9(c).   More complete disclosure of the principal risks is required outside of the summary section in response to Item 9(c).

i. There are several series of the Fund (e.g., High Yield Portfolio and Managed Inflation Portfolio) that list convertibles as a principal strategy but omitted any summary of the associated risks. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section.

j. There are several series of the Fund with turnover rates in excess of 100%. Please include the associated risk (higher transaction costs) as a principal risk for any portfolio (other than the money market fund) that has a turnover rate exceeding 100%.

k. Please remove the superscript "1" that comes immediately before the performance bar chart, as there appears to be no corresponding footnote.

l. In the Portfolio Performance section, if applicable, please include a statement explaining that updated performance information is available and provide a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

m. In the Total Return table, please include the following parenthetical following the name of the index "(reflects no deduction for [fees, expenses, or taxes])".

3. Cash Management Portfolio

    a. Please move or remove the language "formerly called Money Market Portfolio" as this language is not required or permitted by the form.

    b. Please remove the third paragraph of the Principal Risks section as such disclosure is already presented in other portions of the Principal Risks disclosure.

    c. The Credit Risk portion of the Principal Risks disclosure includes references to assignments and loan participations. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

    d. The Principal Strategies section of the prospectus describes investments in dollar denominated foreign securities. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section.

    e. Portfolio Performance

        i. In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr. 2(b) of Form N-1A (*e.g.*, by stating that the information shows how the Fund's performance compares with the returns of an index of funds with similar investment objectives).

        ii. Please remove the parentheticals "primary index" and "secondary index" from the average annual total return table.

        iii. Please explain the reason(s) for the selection of a different index as per item 4(b)(2), instr. 2(b) of Form N-1A.

4. Diversified Bond Portfolio

    The Mortgage-Related Securities Risk (item 4) disclosure includes a reference to subprime loans. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

5. Floating Rate Loan Portfolio

    a. The Credit Risk (item 4) disclosure includes references to asset-backed securities and subprime loans. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

        b. Portfolio Performance

              i. In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr. 2(b) of Form N-1A.

             ii. Please explain the reason(s) for the selection of a different index as per item 4(b)(2), instr. 2(b) of Form N-1A.

6. High Yield Bond Portfolio

        a. The following disclosure is not a principal investment strategy and should be moved or removed from the Principal Investment Strategies section of the prospectus. "Bonds are given a credit rating based on the issuer's ability to pay the quoted interest rate and maturity value on time. High yield bonds are considered to be mostly speculative in nature. This gives the portfolio more credit risk than the other bond portfolios but also gives it the potential for higher income than investment grade bonds."

        b. The Foreign Investment and Currency Risk portion of the Principal Risks disclosure includes references to Currency Risk. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

7. Inflation Managed Portfolio

        a. The following disclosure is not a principal investment strategy and should be moved or removed from the Principal Investment Strategies section. "The factors that will most influence the portfolio's performance are actual and expected inflation rates, as well as changes in real and nominal interest rates. (A real interest rate is the nominal interest rate less expected inflation.) Total return is made up of coupon income plus any gains or losses in the value of the portfolio's securities."

        b. Portfolio Performance

              i. Please remove the parentheticals "current benchmark" and "former benchmark" from the average annual total return table.

             ii. Please explain the reason(s) for the selection of a different index as per item 4(b)(2), instr. 2(b) of Form N-1A.

8. Managed Bond Portfolio

        a. The description of the concept of Duration is too long to be adequate item 4 disclosure. Please delete all but the first and last sentence of the description of the concept of duration.

      b. The turnover rate is listed at almost 745%. Please include the higher brokerage costs associated with this level of turnover as a principal risk.

9. Short Duration Bond Portfolio

      a. The description of the concept of Duration is too long to be adequate item 4 disclosure. Please revise the prospectus accordingly.

      b. The Mortgage-Related Securities Risk (item 4) disclosure includes a reference to subprime loans. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

      c. The Credit Risk portion of the Principal Risks disclosure includes references to assignments and loan participations. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

10. American Funds Growth Portfolio

      a. Please remove the following captions to the fee table: "Master fund advisory fee & other expenses" and "Total feeder & master expenses". The fees of the master fund should be reflected in their respective categories as per item 3, instr. 1(d)(i) of Form N-1A. (i.e., Master fund management fee should be included under the management fee caption, and the other expenses of the master fund should be under the other expenses caption).

      b. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

      c. In a footnote to the fee table, please state that the table and example reflect the expenses of both the Feeder and Master Funds as per item 3, instr. 1(d)(i) of Form N-1A.

      d. Please move the definition of "Master Funds" to a location after the item 8 disclosure, as an owner of one feeder fund may not know to look to the summary section of another feeder fund for such a definition.

      e. Please remove the fifth paragraph of the Principal Investment and Strategies section as this disclosure is not a principal strategy of investing in the fund.

    f. The Principal Strategies section of the prospectus describes investments in foreign securities. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

11. American Funds Growth-Income Portfolio

    a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

    b. In a footnote to the fee table, please state that the table and example reflect the expenses of both the Feeder and Master Funds as per item 3, instr. 1(d)(i) of Form N-1A.

    c. Please remove the third paragraph of the Principal Investment and Strategies section as this disclosure is not a principal strategy of investing in the fund.

    d. The Principal Risks disclosure includes disclosure relating to foreign securities and emerging market. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

12. Comstock Portfolio

    a. In the Portfolio Management Portfolio of the prospectus, please remove the references to Van Kampen as such disclosure is not required or permitted by the form.

    b. Please either summarize the risks associated with preferred securities, or delete the strategy.

13. Dividend Growth Portfolio

    a. Please move or remove the language "formerly called Diversified Research Portfolio" as this language is not required or permitted by the form.

    b. The Principal Strategies section of the prospectus describes investments in foreign securities. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

14. Equity Index Portfolio

   a. Please explain supplementally the accuracy of the Investment Goal of proving results that correspond to the total return of common stock, when the index, the S&P 500 Index, is not a total market index, but rather one that represents 500 of the largest common stocks that are publicly trades in the U.S.

   b. The Principal Strategies section of the prospectus describes investments in derivatives. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

   c. Please address the risk of tracking error in the principal risk disclosure.

15. Focused 30 Portfolio

   The Principal Risks disclosure includes disclosure about Credit Risk and Interest Rate Risk. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

16. Large-Cap Growth Portfolio

   a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

   b. Please confirm supplementally that concentration risk is not a principal risk for the fund.

17. Large-Cap Value Portfolio

   The Principal Strategy notes that the fund will "look for" special situations, including turnaround situations. Please include the associated risks in the risks section. (e.g., liquidity risk.)

18. Long/Short Large-Cap Portfolio

    a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

    b. Please include the risks associated with investing in large cap stocks.

    c. As the portfolio invests in ETFs, please confirm that the portfolio does not have any acquired fund fees and expenses in excess of one basis point as per item 3, instr. 3(f)(i) of Form N-1A.

19. Main Street Core Portfolio

The Principal Strategies section of the prospectus describes investments in foreign securities and emerging market securities. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

20. Mid-Cap Portfolios (all three)

In the discussion of price volatility risk, please remove the references to small-cap companies.

21. Mid-Cap Growth Portfolio

Please update the market capitalization range in the Principal Strategies Section of the Prospectus.

22. Mid-Cap Value Portfolio

Please confirm supplementally the accuracy of the market capitalization range in the Principal Strategies Section of the Prospectus. The lower end of the range appears to be smaller than that of even the small-cap index range.

23. Small-Cap Portfolios (all four)

In the discussion of price volatility risk, please remove the references to medium-cap companies.

24. Small Cap Index Portfolio

Please address the risk of tracking error in the principal risk disclosure.

25. Health Science Portfolio

Portfolio Performance

i. In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr. 2(b) of Form N-1A.

ii. Please remove the parentheticals "primary index" and "secondary index" from the average annual total return table.

26. Technology Portfolio

Portfolio Performance

i. In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr. 2(b) of Form N-1A.

ii. Please remove the parentheticals "primary index" and "secondary index" from the average annual total return table.

27. International Large-Cap Portfolio

Please revise the disclosure in this section and where appropriate throughout the registration statement to clarify that a significant percentage of the fund's assets will be invested outside the United States. *See* Investment Company Act Release No. 24828 at footnote 42 (Jan.17, 2001).

28. American Funds Asset Allocation Portfolio

a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

b. In a footnote to the fee table, please state that the table and example reflect the expenses of both the Feeder and Master Funds as per item 3, instr. 1(d)(i) of Form N-1A.

c. Please remove the fifth paragraph of the Principal Investment and Strategies section as this disclosure is not a principal strategy of investing in the fund.

29. Multi-Strategy Portfolio

a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

b. Please include the risk of the growth and value styles of investing.

c. The Credit Risk portion of the Principal Risks disclosure includes references to assignments and loan participations. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

d. Portfolio Performance

i. In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr. 2(b) of Form N-1A.

ii. Please remove the parentheticals "primary index" and "secondary index" from the average annual total return table.

30. Pacific Dynamix Portfolios (all three)

a. In the Acquired Fund Fees and Expenses, please replace the parenthetical "Underlying Portfolios" with language similar to that described in item 3, instr. 3(f)(i) of Form N-1A.

b. Please move or remove footnote 1 to the fee table as the disclosure is not permitted or required by the form.

c. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

    d. Please revise the Principal Strategies section to clarify what principal strategies of the underlying funds are expected, in the aggregate to represent principal strategies of the top tier fund. Presumably, this would be different for each fund, given the different asset allocations. Please also ensure that all principal risks for those principal strategies are summarized.

    e. Please update the Asset Class Allocation Targets and the Underlying Portfolio Allocation Targets.

31. PD Underlying Funds

    a. Please explain supplementally, who, if anybody, would be the recipient of the underlying fund prospectuses.

    b. In the Payments to broker-dealers and other financial intermediaries section of the prospectus, please confirm supplementally that the underlying portfolios pay services fees to PSD, as there are no service fees shown in the fee table.

32. PD Aggregate Bond Index Portfolio

    a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

    b. Please address the risk of tracking error in the principal risk disclosure.

    c. Please clarify what are "TBA transactions" in the principal strategies section and summarize the risk of these strategies as well as the risk of asset backed securities.

    d. Please delete the reference in the Risk section to loan participations or summarize them as a principal strategy.

33. PD High Yield Bond Market

    a. Please move or remove the language "formerly called PD High Yield Bond Index Portfolio" as this language is not required or permitted by the form.

b. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

c. Please address the risk of tracking error in the principal risk disclosure.

d. The strategy section mentions investments in Rule 144A securities, asset-backed securities, trusts collateralized with leveraged loans, convertibles, preferreds and warrants, but omits any summary of the associated risks. Please revise the risk section accordingly.

e. The Credit Risk portion of the Principal Risks disclosure includes references to assignments. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

f. The Principal Strategies section of the prospectus describes investments in derivative instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

34. PD Large and Small Cap Growth and Value Index Funds

Please summarize the risks of investing in stocks with these capitalizations and investment styles.

35. PD Large-Cap Growth Index

a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

b. Please address the risk of tracking error in the principal risk disclosure.

    c. The Principal Strategies section of the prospectus describes investments in derivative instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

36. PD Large-Cap Growth Index

    a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

    b. Please address the risk of tracking error in the principal risk disclosure.

    c. The Principal Strategies section of the prospectus describes investments in derivative instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

37. PD Large-Cap Value Index

    a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

    b. Please address the risk of tracking error in the principal risk disclosure.

    c. The Principal Strategies section of the prospectus describes investments in derivative instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

38. PD Small-Cap Growth Index Portfolio

    a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

    b. Please address the risk of tracking error in the principal risk disclosure.

    c. The Principal Strategies section of the prospectus describes investments in derivative instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

39. PD Small-Cap Value Index Portfolio

    a. As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

    b. Please address the risk of tracking error in the principal risk disclosure.

    c. The Principal Strategies section of the prospectus describes investments in derivative instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

40. PD International Large-Cap Portfolio

As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

41. PD Emerging Markets Portfolio

The strategy section notes that the fund may invest in derivatives and credit instruments, but omits any summary of the associated risks. Please revise the risk section accordingly.

42. Additional Information About Investments and Strategies
   a. It is unclear whether the information provided in this section refers to principal strategies or if it refers to nonprincipal strategies. If it refers to both, please either delete any discussion of non-principal strategies since they are not required to be in the prospectus, or segregate any discussion of those strategies from a discussion of principal strategies.
   b. If the discussion of derivatives refers to their use as a principal strategies, please note that the summary section for the funds listed here as using that strategy omits any summary of the strategy. In this case, please revise the summary strategies and risks section for those funds accordingly.
   c. The prospectus omits any discussion of many of the principal strategies summarized in the various summary sections, e.g., convertible securities, asset backed securities, Rule 144A securities, warrants. Please revise the prospectus to be fully responsive to Item 9(a) requirements.
   In addition, the discussion in the section seems merely to repeat the strategies summarized in the summary section. See, e.g., the discussion on page 138 for the Dividend Growth Portfolio. Please revise the prospectus to avoid repetition of the summary section, since that is not the objective of Item 9(a) requirements. Further, please note that a discussion of principal strategies should be in one place. We note in this regard that the discussion on pages 141-142 properly belongs in such a discussion but is separated from the disclosure preceding the fees information. Please revise the prospectus accordingly.
43. Risks and Risk Definition

   a. Please clarify the preamble in this section the extent to which the section discusses principal versus nonprincipal risks, observing the same requirements for organization as that noted for strategies above.

   b. Please revise the section to fully discuss all risks associated with the risks noted as being absent from the disclosure on principal strategies.

44. Additional Information about Fees and Expenses

The expense waiver for the Long/Short Large Cap Portfolio expires April 30, 2010. Please note that in order to reflect this waiver in the fee table, the waiver must extend for at least one year from the effective date of the registration statement.

45. How Share Prices are Calculated

The disclosure states that the Fund "may" fair value securities if events materially affecting the value of foreign portfolio securities occur between the time when their price is determined and the time when the Fund's net asset value is calculated. Please disclose instead that the Fund "will" fair value securities in its portfolio in these circumstances.

46. About the Managers

a. Please include disclosure responsive to item 10(a)(1)(ii) of Form N-1A.

b. Please confirm supplementally that there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Fund or the Fund's investment adviser or principal underwriter is a party as per item 10(a)(3) of Form N-1A.

47. How to Obtain Documents

Please disclose the actual website address in this section.

48. Portfolio Manager Compensation (SAI)

a. With regard to Lazard's quantitative compensation factors, please state the length of the period over which performance is measured as per item 20(b) of Form N-1A.

b. With regard to MFS, please be sure to update the information with regard to Daniel Ling.

c. With regard to NJF, for each type of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements), please describe with specificity the criteria on which that type of compensation is based as per item 20(b) of Form N-1A.

d. With regard to Pacific Asset Management, please describe how individual performance is measures for the annual variable incentive program (e.g., identify any benchmark used to measure performance and state the length of the period over which performance is measured).

e. With regard to SSgA FM, please clarify how the investment performance of a strategy is measured (e.g., identify any benchmark used to measure performance and state the length of the period over which performance is measured).

49. Disclosure of Portfolio Holdings SAI (p. 123)

    a. Please explain supplementally why the fund needs to confirm that agreements with service providers contain a duty not to trade on non-public information (<u>i.e.</u>, is this not a standard service agreement provision?).

    b. Please provide the location on the Fund's website where either the information or a prominent hyperlink (or series of prominent hyperlinks) to the information will be available (as opposed to a link to the main page of Pacific Life's website).

50. Proxy Disclosure Enhancements (SAI)

Please be sure to revise the SAI to reflect the Proxy Disclosure Enhancements updates to Form N-1A. <u>See</u> Securities Act Release No. 9089 (Dec. 16, 2009).

51. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

****

Please respond to these comments with a letter to me and a revised post-effective amendment to the registration statement. If you believe that you do not need to change the post-effective amendment in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the post-effective amendment, it may be reviewed further after you respond to our comments. Therefore, we reserve the right to comment further on the post-effective amendment.

If you have any questions, please call me at (202) 551-6754. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Michael Kosoff
Senior Counsel
Office of Insurance Products